UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For quarter ended January 30, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F.          Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 9, 2005	ALIMENTATION COUCHE-TARD INC. By: /s/ Sylvain Aubry Sylvain Aubry Corporate Secretary

PRESS RELEASE

Couche-Tard announces record third-quarter results
and a share split
Net earnings more than quintuple
and sales increase by 65%

Highlights for the third quarter ended January 30, 2005

•	Circle K integration plan on track, yielding synergies of US$24.8 million in the third quarter, for a total of US$56.2 million during the first nine months and US$66.2 million since the acquisition.

•

Net earnings more than quintuple to total $46.3 million or $0.45 per share on a diluted basis, up from $8.7 million or $0.09 per share on a diluted basis, reflecting mainly Circle K’s contribution for the full 16-week period, improved merchandise and service gross margins in the total network and a major increase in motor fuel gross margin in the U.S. operations.

ATD.MV.A, ATD.SV.B / TSX

Laval, March 8, 2005 — Alimentation Couche-Tard Inc. (“Couche-Tard”) announces outstanding results for its third quarter of 16 weeks ended January 30, 2005, reflecting mainly Circle K’s contribution, the progress of its integration yielding important synergies, the improved merchandise and service gross margins throughout the network and a major increase in motor fuel gross margin in the U.S. operations.

“We are very pleased with our third-quarter results, especially the improvement in merchandise and service gross margins in Canada reflecting continued improvements in purchasing arrangements and the benefits of our differentiation concept, as well as the increase in merchandise and service gross margin in our U.S. operations resulting from our price optimization efforts and changes in our product mix to focus on higher margin categories. Furthermore, we benefited from a major increase in motor fuel gross margin in the U.S. operations during our third quarter. I would also like to highlight the integration progress and synergies realized since the beginning of the fiscal year. We have achieved US$56.2 million, of which 79% was related to reductions in selling, general and administrative costs and 21% were improvements in purchasing. Since the acquisition, we have realized total synergies of US$66.2 million, of which reductions in selling, general and administrative costs represented 81%, while improvements in purchasing represented 19%. That is an outstanding performance,” indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

Press Release — Alimentation Couche-Tard Inc./2

Mr. Bouchard added: “We continue to expand in the U.S. At the beginning of the third quarter, we closed the acquisition from Shell Oil Products US of 21 sites in the Phoenix Metro, Arizona area. These sites are strategically located and offer a perfect fit with our network. They are expected to add sales of approximately US$95 million to our revenues and be accretive to our operating income on an annualized basis. Furthermore, in February 2005, we announced an agreement to purchase 19 stores in the Augusta, Georgia region, which is expected to close at the end of this month.”

During the second quarter of this year, certain areas of the Company’s business in Florida experienced damages and losses resulting from four hurricanes. Based on updated information, losses, including damages relating to fixed assets and inventory spoilage, are estimated to result in net claims in the amount of US$19.8 million in the aggregate. It is currently estimated that the book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes will amount to approximately US$2.3 million.

We expect to spend approximately US$18.5 million to restore buildings and equipment, including approximately US$8.7 million to restore buildings on leased properties. Amounts to be expended on properties and equipment owned by the Company amounting to approximately US$9.8 million will be recorded in fixed assets as incurred. Based on current information, the Company expects to record a gain representing the difference between the insurance settlements with the Company’s insurers and the carrying value of the owned and leased assets. No amount of this expected net gain will be recorded until the insurance claims have been settled and the proceeds have been received.

We estimate that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$1.3 million for our third quarter and we estimate that there will be a pre-tax negative impact of US$0.7 million on our fourth quarter results.

Management’s discussion and analysis of operating results and financial position

Comparison of the 16-week Periods Ended January 30, 2005 and February 1, 2004

Operating results

For the 16-week period ended January 30, 2005, Couche-Tard announces consolidated sales of $2.92 billion, compared with $1.77 billion for the quarter ended February 1, 2004, an increase of 65.0% or $1.15 billion, including $1.04 billion from Circle K. The Company generated 75.9% of its sales in the U.S., up from 63.9% in the third quarter of the previous year.

•

In the United States, sales totalled $2.22 billion, including $912.6 million in merchandise and service sales and $1.31 billion in motor fuel sales. The increase of $1.09 billion is mainly due to Circle K and the internal growth achieved in the U.S. network. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 10.2%, compared with 4.8% in the third quarter last year, reflecting our efforts to increase sales and gross margins through price optimization, and changing product mix, the impact from investment in our Store 2000 Concept conversions and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. Growth of average motor fuel volume per store (excluding Circle K) was 5.5% compared with the quarter ended February 1, 2004, reflecting the positive consumer response to the rebranding of several motor fuel locations to nationally recognized brands and the impact from investments in Store 2000 concept conversions. It should be noted that the price per gallon of motor fuel at the pump averaged US$1.91 for the third quarter this year, compared with the US$1.29 price per gallon including Circle K’s historical results for the same period last year.

Press Release — Alimentation Couche-Tard Inc./3

•

In Canada, sales amounted to $703.1 million, an increase of 10.4% or $66.4 million, of which $17.7 million was generated from merchandise and services, particularly in the high-margin categories including foodservices. Growth of average merchandise sales per store was 2.8%, compared with 1.8% in the same period last year. Growth of average motor fuel volume per store was 7.3% compared with the third quarter of the previous year. The price per litre of motor fuel at the pump averaged 73.8¢ per litre for the third quarter of fiscal 2005, compared with 64.9¢ per litre for the same period in fiscal 2004.

Gross profit was $571.1 million, an increase of 58.3% or $210.3 million, mainly due to higher sales, especially with Circle K’s contribution.

•

Consolidated merchandise and service gross margin further improved to reach 32.5%, up from 32.0% in the same period last year. The gross margin in Canada increased sharply to 33.0%, compared with 31.8% for the same period last year. This improvement is due to a combination of better purchasing arrangements and the benefits of the product mix strategy focused on higher margins. In the U.S. operations, the gross margin grew to 32.3%, up slightly from 32.2% for the same period last year, reflecting the price optimization and emphasis on changing the product mix to higher margin categories.

•

Motor fuel gross margin declined to 4.15¢ per litre in Canada, down from 4.63¢ per litre in the same period last year. Motor fuel gross margin in the U.S. was 16.30¢ US per gallon, compared with 10.43¢ US per gallon for the corresponding period of the previous year. (Including Circle K’s historical results, the motor fuel gross margin in the U.S. for the third quarter last year would have been 12.44¢ US per gallon.)

Operating, selling, administrative and general expenses were up by $150.0 million or 48.8% over the third quarter of the previous year. This increase is primarily attributable to the increase of the Company’s store network, notably following the Circle K acquisition. It should be noted that there were major increases in the retail price of motor fuel, particularly in our U.S. markets and credit card fee expense has increased. (Including Circle K’s historical results, our credit card fee expense has increased by approximately $8.0 million over the same quarter of the previous year).

Depreciation and amortization of fixed and other assets increased by 26.0% to $31.5 million. This increase is mainly due to the Circle K acquisition and store renovations.

Operating income (earnings before financial expenses and income taxes) more than doubled to $82.4 million during the quarter, an increase of 188.1% or $53.8 million over the same period in the prior year.

Financial expenses totalled $12.5 million, down by $2.0 million from the third quarter of the previous year, due to the write-off of financial expenses of $2.8 million in previous year slightly offset by higher interest rates. Financial expenses were reduced by a $0.8 million favourable benefit from the interest rate swaps entered into in March 2004.

Press Release — Alimentation Couche-Tard Inc./4

Income taxes increased by $18.2 million to $23.6 million. This increase is due primarily to the increase in pre-tax earnings and a greater portion of pre-tax income coming from the U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $46.3 million or $0.46 per share ($0.45 per share on a diluted basis), compared with $8.7 million or $0.10 per share ($0.09 per share on a diluted basis) in the third quarter last year. It should be noted that the motor fuel margin of 16.30¢ US per gallon in our third quarter this year reduced the negative impact on an after tax basis of : (i) the additional credit card fee expense (primarily resulting from higher motor fuel retail prices) amounting to approximately $5.3 million ($0.05 per share), (ii) the foreign exchange rate which reduced net earnings by approximately $2.9 million ($0.03 per share), (iii) the estimated loss of $1.0 million ($0.01 per share) related to the interruption of our Florida business resulting from the hurricanes in the second quarter this year, and (iv) the reduction of net earnings of $1.3 million ($0.01 per share) related to the amended stock based compensation accounting policy adopted this year without restatement of prior years’ earnings.

Principal cash flows for the 16-week period ended January 30, 2005

Cash Flows used in operating activities were $15.5 million compared with cash provided from operating activities of $87.2 million for the same period last year. The decrease in cash from operating activities is primarily attributable to difference in timing, including $23.9 million in income taxes receivable which will be applied to reduce future income tax instalments, and to the reduction of accounts payable. Cash flows at the level of net earnings plus depreciation and amortization, write-off of financial expenses, loss on disposal of assets and future income taxes amounted to $72.5 million or $0.72 per share, an increase of $41.1 million or 130.9% over the $31.4 million generated during the same period last year.

Cash Flow used in investing activities amounted to $98.2 million, including $39.0 million with respect to the purchase of 21 stores in Arizona on November 3, 2004. Capital expenditures amounted to $63.4 million, compared with $32.2 million for the same period last year. These capital expenditures were primarily for existing store improvements, store equipment, new store development, information systems, and expenditures related to gasoline facilities to comply with regulatory requirements. During the third quarter, Couche-Tard opened or acquired 36 new stores and 12 quick service restaurants, and reconfigured 27 stores to its Store 2000 Concept. Net cash used in the same period last year, amounting to $962.5 million, included $951.2 million for the purchase of Circle K on December 17, 2003. Proceeds on the disposal of fixed and other assets amounted to $6.6 million in the third quarter this year. In the third quarter of the prior year, the Company received $19.6 million in proceeds from the sale and leaseback of 19 stores.

Cash flows used in financing activities totalled $1.2 million, including repayment of long-term debt of $1.6 million, offset by $0.4 million in cash received from the issue of shares on the exercise of stock options.

Cash and cash equivalents totalled $204.2 million as at January 30, 2005, compared with $209.3 million as at April 25, 2004.

Press Release — Alimentation Couche-Tard Inc./5

Comparison of the 40-week Periods Ended January 30, 2005 and February 1, 2004

Operating results

For the 40-week period ended January 30, 2005, Couche-Tard achieved consolidated sales of $7.81 billion, compared with $3.58 billion for the first nine-month period last year, an increase of 118.2% or $4.23 billion, including $3.79 billion from Circle K. The Company generated 75.9% of its sales in the U.S., compared with 52.7% in the same period last year.

•

In the United States, sales totalled $5.92 billion, including $2.53 billion in merchandise and services and $3.39 billion in motor fuel. The increase in sales of $4.03 billion reflects the $3.79 billion in sales increase from Circle K and the internal growth in the U.S. network. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 10.2% and growth of average motor fuel volume per store (excluding Circle K) was 7.5%. The price per gallon of motor fuel at the pump averaged US$1.90 for the first nine-month period of this year, compared with the US$1.26 price per gallon including Circle K’s historical results for the same period last year.

•

In Canada, sales reached $1.88 billion, an increase of 11.2% or $190.2 million, of which $51.5 million or 27.1% was generated from merchandise and services, particularly in the high- margin categories including foodservice. Growth of average merchandise sales per store was 2.4%, while growth of average motor fuel volume per store was 6.3%. The price per litre of motor fuel at the pump averaged 76.2¢ per litre for the first nine-month period, compared with 65.7¢ per litre for the same period last year.

Gross profit was $1.55 billion, up by 100.7% or $778.4 million over the same period last year. This increase is due mainly to higher sales, especially with Circle K’s contribution and higher motor fuel gross margins in the U.S. operations.

•

Consolidated merchandise and service gross margin was 32.9%, compared with 32.4% for the same period last year. The gross margin in Canada at 33.4% was up 1.1% from 32.3% for the same nine months of the previous year. This improvement is due to a combination of better purchasing terms and the benefits of the product mix strategy focused on higher margins. The gross margin in the U.S. operations was 32.6%, unchanged from the same period last year. Efforts continue to improve gross margin through price optimization and the change to the product mix emphasizing higher margin items.

•

Motor fuel gross margin decreased slightly to 4.61¢ per litre in Canada from 4.75¢ per litre during the same period last year. In our U.S. operations, the motor fuel gross margin was 15.11¢ US per gallon, compared with 10.96¢ US per gallon during the same period last year. (Including Circle K’s historical results, the motor fuel gross margin in the U.S. would have been 14.92¢ US per gallon for the 40-week period ended February 1, 2004, and for the 12 months ended January 30, 2005 and February 1, 2004, the motor fuel gross margins would have been 14.44¢ US and 14.90¢ US per gallon respectively).

Operating, selling, administrative and general expenses were up by $576.1 million or 93.4% over the same period of the previous year. This increase is mainly due to the acquisitions of the Circle K and Clark stores. It should be noted that there were major increases in the retail price of motor fuel this year, particularly in our U.S. markets and credit card fee expense has increased. (Including Circle K’s historical results, our credit card fee expense has increased by approximately $17.5 million over the same period of the previous year).

Press Release — Alimentation Couche-Tard Inc./6

Depreciation and amortization of fixed and other assets increased by 60.7% or $29.5 million to $78.1 million. This increase is primarily due to the acquisitions of Circle K and Clark stores, and store renovations.

Operating income (earnings before financial expenses and income taxes) for the first three quarters this year more than doubled to $280.3 million, an increase of $172.8 million or 160.7% over the $107.5 million earned in same period of the previous year. This increase is primarily attributable to the results of Circle K.

Financial expenses totalled $29.8 million, up by $8.6 million over the same period of the prior year, due to the higher borrowings to finance the Circle K acquisition on December 17, 2003. The financial expenses were reduced by a $6.3 million favourable benefit from the interest rate swaps entered into in March 2004.

Income taxes increased by $58.7 million to $86.8 million. This increase is primarily attributable to the increase in pre-tax earnings and a greater portion of pre-tax income coming from our U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $163.7 million or $1.63 per share ($1.59 per share on a diluted basis), compared with $58.2 million or $0.67 per share ($0.64 per share on a diluted basis).

Principal cash flows for the 40-week period of fiscal 2005

Cash flows from operating activities amounted to 169.8 million, a decrease of $23.2 million from February 1, 2004. Cash flows at the level of net earnings plus depreciation and amortization, write-off of financial expenses, loss on disposal of fixed and other assets and future income taxes amounted to $250.1 million (or $2.48 per share), an increase of $147.7 million or 144.2% over the $102.4 million for the same period last year.

Net cash used in investing activities amounted to $164.1 million, including $41.3 million for the purchase of 21 stores in Arizona. Investment in fixed assets amounted to $133.2 million compared to $73.5 million for the same period last year. These capital expenditures were primarily for existing store improvements, store equipment, new store development, information systems and expenditure related to gasoline facilities to comply with regulatory requirements. During the 40-week period ended January 30, 2005, Couche-Tard opened or acquired 52 new stores and 24 quick service restaurants, and reconfigured 73 stores to its Store 2000 Concept. Net cash used in the same period last year amounted to $1.03 billion including $996,2 million for the purchase of Circle K on December 17, 2003 and Clark stores on September 4, 2003. Proceeds on the disposal of fixed and other assets and sale and leaseback transactions amounted to $21.7 million in the first three quarters this year. In the same period of the prior year, the Company received $41.7 million in proceeds from the sale and leaseback of 47 stores. Under these arrangements, the properties were leased back to us for primary terms of 17 to 20 years with several renewal periods.

Cash generated from financing activities amounted to $5.1 million including $11.5 million cash received from issuance of shares in respect of stock options exercised, reduced by $6.6 million payment of scheduled debt repayments. In the same period last year, net cash generated was $1.05 billion including $1.35 billion in long-term debt and equity which was used to repay $299.9 million in existing long-term debt and to finance the acquisitions of Circle K and Clark stores.

Press Release — Alimentation Couche-Tard Inc./7

Financial position as at January 30, 2005

Total assets amounted to $2.26 billion as at January 30, 2005, up from $2.25 billion as at April 25, 2004. Interest-bearing debt totalled $660.2 million at the close of the nine-month period, down by $70.3 million from $730.5 million as at April 25, 2004. Shareholders’ equity grew by 19.2% to $887.7 million. The net interest-bearing debt to total capitalization ratio improved to 34% from 41% as at April 25, 2004.

Outlook

“We believe that we will close the fiscal year ending in April 2005 with significant growth. In addition to the further integration of Circle K with the achievement of new synergies, our priorities remain focused on the ongoing innovation and improvement of our product mix and food service throughout the network, with an emphasis on high-margin categories. We also continue to seek and to take advantage of expansion opportunities, especially in our U.S. markets,” indicated Alain Bouchard.

Share Split

Alimentation Couche-Tard’s Board of Directors has approved a resolution concerning the two-for-one split of all the Company’s issued and outstanding Class A multiple voting shares and Class B subordinate voting shares without par value. This proposed share split is subject to approval by regulatory authorities and is scheduled to become effective on or about March 16, 2005. This split will increase the liquidity and facilitate the trading of such shares.

Shareholder Agreement

Following the Company’s review of the agreement amongst shareholders, binding namely Développements Orano Inc. (“Orano”), Épiciers Unis Metro-Richelieu Inc (“Metro”). and the Company’s predecessor since December 23, 1987, and following negotiations between the main shareholders and Metro, the Board of Directors has approved the execution by the Company of a new agreement amongst the main shareholders, Orano, Metro and the Company, in continuance with their former relationship, as a replacement of the initial agreement. Pursuant to this new agreement, Metro preserves certain rights from the initial agreement, namely its pre-emptive right and the right to appoint a candidate on the Board of Directors of the Company, as long as Metro holds at least 5% of all the outstanding shares of the Company on a fully diluted basis. In addition, Metro and Orano retain their respective rights of first refusal on the sale or transfer of the Company’s stock that they own, subject to certain exceptions.

Miscellaneous

We had previously advised in our 2004 Annual Report that, since Circle K uses different methods and rates for amortizing fixed assets and since there had been a large number of acquisitions made in recent years in the U.S., we would be performing an analysis of the estimated useful lives of all of our fixed assets that could result in amendments to amortization methods used. We have commenced this review with a view of standardizing the methods and rates of amortization of fixed assets across the Company. We expect to conclude our review for the fiscal 2005 year-end.

Recently a number of retail companies have indicated that they are in the process of reviewing their accounting treatment of leasehold improvement amortization, including whether the amortization period could include renewal options and whether landlord allowances could be used to reduce the cost of the related assets. Our analysis will, amongst others, address issues, if any, related to leaseholds. The overall analysis could result in amendments being made to the amortization methods currently being used. If a change is warranted, it could result in adjustments to our financial statements for 2005 and one or more previous years. The results of our review will not have any impact on revenues or cash flows.

Press Release — Alimentation Couche-Tard Inc./8

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 4,796 convenience stores, 2,975 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states. Approximately 34,000 people work at Couche-Tard’s executive offices and throughout the network.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Alimentation Couche-Tard Inc.
Tel: (450) 662-3272
info@couche-tard.qc.ca
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

Conference call, March 8, 2005 at 2:30 p.m. (Montreal time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-814-4857 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday March 8, 2005 from 4:30 PM until Tuesday March 15, 2005 11:59 PM, by dialling 1-877-289-8525 access code: 21115725 followed by the # key. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED EARNINGS
(in millions of Canadian dollars, except per share amounts, unaudited)

	16 weeks		40 weeks
For the periods ended	January 30, 2005	February 1, 2004	January 30, 2005	February 1, 2004

	$	$	$	$
Revenues	2,922.7	1,765.0	7,806.9	3,583.4
Cost of sales	2,351.6	1,404.2	6,255.3	2,810.2

Gross profit	571.1	360.8	1,551.6	773.2

Operating, selling, administrative and general expenses	457.2	307.2	1,193.2	617.1
Depreciation and amortization of fixed and other assets	31.5	25.0	78.1	48.6

	488.7	332.2	1,271.3	665.7

Operating income	82.4	28.6	280.3	107.5
Financial expenses	12.5	11.7	29.8	18.4

Earnings before income taxes and write-off of financial expenses	69.9	16.9	250.5	89.1
Write-off of financial expenses	—	2.8	—	2.8

Earnings before income taxes	69.9	14.1	250.5	86.3
Income taxes	23.6	5.4	86.8	28.1

Net earnings	46.3	8.7	163.7	58.2

Earnings per share (Note 4)
Basic	0.46	0.10	1.63	0.67
Diluted	0.45	0.09	1.59	0.64
Weighted number of shares (in thousands)	100,829	90,480	100,641	87,021
Number of shares - diluted (in thousands)	103,378	96,427	103,101	91,085
Number of shares outstanding at period end (in thousands)	100,878	98,399	100,878	98,399

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of Canadian dollars, unaudited)

For the 40-week periods ended	January 30, 2005	February 1, 2004

	$	$
Balance at the beginning, as previously reported	1.2	1.2
Restatement for the fair value of options granted in prior years (Note 2)	3.2	—

Restated balance, beginning of period	4.4	1.2
Stock-based compensation cost	2.4	—
Fair value of options exercised	(0.1)	—

Balance at the end	6.7	1.2

CONSOLIDATED RETAINED EARNINGS
(in millions of Canadian dollars, unaudited)

For the 40-week periods ended	January 30, 2005	February 1, 2004

	$	$
Balance at the beginning, as previously reported	260.9	183.5
Prior year’s adjustment to reflect change in accounting for asset retirement obligations (Note 2)	(2.5)	(2.0)
Restatement for stock-based compensation cost (Note 2)	(3.2)	—

Restated balance, beginning of period	255.2	181.5
Net earnings	163.7	58.2
Share issue expenses (net of future income taxes of $1.0)	—	2.2

Balance at the end	418.9	237.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars, unaudited)

	16 weeks		40 weeks
For the periods ended	January 30, 2005	February 1, 2004	January 30, 2005	February 1, 2004

	$	$	$	$
Operating activities
Net earnings	46.3	8.7	163.7	58.2
Non-cash items
Depreciation and amortization	29.4	22.7	70.8	45.6
Write-off of financial expenses	—	2.8	—	2.8
Loss on disposal of fixed assets and
other assets	0.2	0.2	1.8	1.1
Future income taxes	(3.4)	(3.0)	13.8	(5.3)

	72.5	31.4	250.1	102.4
Deferred revenues	4.9	9.2	11.6	9.2
Provision for site restoration costs	1.6	0.3	3.1	(0.4)
Others	(1.3)	0.1	(4.4)	0.2
Changes in working capital items	(93.2)	46.2	(90.6)	81.6

Cash flows from operating activities	(15.5)	87.2	169.8	193.0

Investing activities
Business acquisition	(39.0)	(951.2)	(41.3)	(996.2)
Liabilities assumed on business acquisition	(0.3)	—	(5.1)	—
Fixed assets	(63.4)	(32.2)	(133.2)	(73.5)
Proceeds from sale and leaseback transactions	—	19.6	2.4	41.7
Disposal of fixed and other assets	6.6	2.2	19.3	2.5
Goodwill and other assets	(2.1)	(0.9)	(6.2)	(2.1)

Cash flows from investing activities	(98.2)	(962.5)	(164.1)	(1,027.	6)

Financing activities
Long-term debt net of financing expenses	—	1,104.5	0.2	1,128.3
Repayment of long-term debt	(1.6)	(239.4)	(6.6)	(299.9)
Share issue net of related expenses	0.4	221.0	11.5	221.9

Cash flows from financing activities	(1.2)	1,086.1	5.1	1,050.3

Effect of exchange rate fluctuations on cash and cash equivalents	1.4	0.9	(15.9)	0.9

Net (decrease) increase in cash and cash equivalents	(113.5)	211.7	(5.1)	216.6
Cash and cash equivalents at the beginning	317.7	53.3	209.3	48.4

Cash and cash equivalents at the end	204.2	265.0	204.2	265.0

Supplemental information:
Interest paid	16.2	6.0	36.0	12.5
Income taxes paid	61.8	14.9	135.7	19.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	As at January 30, 2005 (unaudited)	As at April 25, 2004

	$	$
Assets
Current assets
Cash and cash equivalents	204.2	209.3
Accounts receivable	146.9	128.5
Inventories	363.7	374.8
Prepaid expenses	9.8	16.4
Income taxes receivable	23.9	—
Future income taxes	29.6	26.9

	778.1	755.9
Fixed assets	938.7	916.0
Trademarks, licenses and permits	213.6	214.5
Goodwill	272.5	278.9
Deferred charges	38.1	43.8
Other assets	13.0	9.5
Future income taxes	1.9	35.6

	2,255.9	2,254.2

Liabilities
Current liabilities
Accounts payable	593.4	659.8
Income taxes payable	—	36.5
Future income taxes	0.3	—
Instalments on long-term debt	7.8	6.0

	601.5	702.3
Long-term debt	652.4	724.5
Deferred revenues and other liabilities	76.1	59.7
Future income taxes	38.2	23.1

	1,368.2	1,509.6

Shareholders’ equity
Capital stock	497.3	485.7
Contributed surplus	6.7	1.2
Retained earnings	418.9	258.4
Cumulative translation adjustments	(35.2)	(0.7)

	887.7	744.6

	2,255.9	2,254.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

1. FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2004, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2004 Annual Report (the “2004 Annual Report”). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2. CHANGES IN ACCOUNTING POLICIES

Adopted effective April 26, 2004

Asset Retirement Obligations

Since the beginning of the year, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard, Handbook section 3110, “Asset Retirement Obligations”. Under the new standard, the fair value of the future retirement costs of underground motor fuel storage tanks are recorded as liabilities on a discounted basis when they are incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The initial capitalized costs are amortized over the useful life of the corresponding fixed assets. The total undiscounted amount of the estimated cash flows required to settle the obligation has been discounted using the Company’s credit-adjusted risk-free rate of 10%.

The new standard has been applied retroactively and financial statements of the prior period have been restated. The impact of this change as of April 25, 2004 resulted in an increase of $17.5 of fixed assets, an increase in asset retirement obligations of $21.6, a net future income tax asset of $1.8, a reduction in retained earnings of $2.5 and an increase to the cumulative translation adjustments balance of $0.2.

For the 16 and 40-week periods ended January 30, 2005, the impact on earnings before income taxes is a decrease of $1.1 and $2.5 respectively. For the 16 and 40-week periods ended February 1, 2004, the impact on earnings before income taxes is a decrease of $0.4 and $0.6 respectively.

Stock-based compensation costs and other stock-based payments

Since the beginning of the year, the Company adopted retroactively, without restating prior periods, the amended recommendations of the CICA Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. These standards define a fair value based method of accounting and establish that compensation costs must be measured at the grant date of the award based on the fair value based method and recognized in earnings over the related service period. These amendments require that the fair value based method be applied to stock options granted to employees, which previously had not been accounted for at fair value.

Prior to the current fiscal year, the Company did not adopt the fair value based method of accounting for its stock options granted to employees but provided, in its notes to the financial statements, pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

The impact of the retroactive application, without restating prior periods, is presented as follows:

Fair value of stock options granted from April 29, 2002 to April 25, 2004 applied to retained earnings	$3.2
Fair value of stock options exercised from April 29, 2002 to April 25, 2004 relating to the above option grants	—

$3.2

As at January 30, 2005, 4,491,600 (6,613,500 as at February 1, 2004) stock options for the purchase of Class “B”subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until December 17, 2014 at an exercise price varying from $4.77 to $34.08. Five series of stock options totalling 270,000 stock options at exercise prices ranging from $22.93 to $34.08 were granted since the beginning of the fiscal year.

The fair value of stock options granted since April 29, 2002 is recognized as compensation cost over the vesting period against contributed surplus. For the 16 and 40-week periods ended January 30, 2005, the stock-based compensation costs decreased earnings before income taxes by $1.3 and $2.4 respectively.

The fair value of stock options granted is estimated at the grant date using the Black-Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year:

|_|	risk-free interest rate ranging from 4.03 to 4.82%;

|_|	expected life of 8 years;

|_|	expected volatility of 35%;

|_|	no dividend payment.

The average fair value of stock options granted since the beginning of the year is $15.06 ($9.07 as at February 1, 2004). A description of the Company’s stock-based compensation plan is included in Note 18 of the 2004 Annual Report.

3. BUSINESS ACQUISITIONS

Modifications to the allocation of the purchase price

During the quarter, the Company finalized the allocation of the purchase price related to the acquisition of The Circle K Corporation on December 17, 2003. The final allocation resulted in an increase in fixed assets of $21.8 and an increase in asset retirement obligations of $20.1 mainly due to a change in accounting policy for asset retirement obligations and an increase in trademarks, licenses and permits of $17.1 resulting mainly from an external valuation of trademarks.

In addition, the final allocation resulted in an increase in net working capital of $2.1, an increase in other assets of $1.8, and a decrease in net future income tax asset of $22.7. The preliminary allocation of the purchase price is described in Note 4 of the 2004 Annual Report.

Acquisition of the third quarter

Effective November 3, 2004, the Company acquired 21 sites in the Phoenix, Arizona area from Shell Oil Products US for a total cash consideration of $41.3 financed from the Company’s available cash. The net assets acquired included working capital of $1.5 and fixed assets of $39.8. The allocation of the purchase price is subject to change should new information become available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

This acquisition was recorded using the purchase method and the income of the business has been included in the consolidated financial statements since the date of acquisition.

4. EARNINGS PER SHARE

	16-week period ended January 30, 2005			16-week period ended February 1, 2004

	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$	$	$	$	$	$
Basic earnings attributable to class
“A” and “B” shareholders	46.3	100,829	0.46	8.7	90,480	0.10
Dilutive effect of stock-based
compensation		2,549	(0.01)		5,947	(0.01)

Diluted net earnings available for
class “A” and “B” shareholders	46.3	103,378	0.45	8.7	96,427	0.09

	40-week period ended January 30, 2005			40-week period ended February 1, 2004

	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$	$	$	$	$	$
Basic earnings attributable to class
“A” and “B” shareholders	163.7	100,641	1.63	58.2	87,021	0.67
Dilutive effect of stock-based
compensation		2,460	(0.04)		4,064	(0.03)

Diluted net earnings available for
class “A” and “B” shareholders	163.7	103,101	1.59	58.2	91,085	0.64

A total of 200,000 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 16 and 40-week periods ended January 30, 2005. A total of 545,850 stock options were excluded from the calculation for the corresponding periods ending February 1, 2004.

5. CAPITAL STOCK

As at January 30, 2005, the Company had 28,297,346 (28,548,424 as at February 1, 2004) outstanding Class “A” multiple voting shares each comprising 10 votes per share and 72,580,504 (69,851,026 as at February 1, 2004) outstanding Class “B” subordinate voting shares each comprising 1 vote per share.

6. EMPLOYEE FUTURE BENEFITS

For the 16 and 40-week periods ended January 30, 2005, the Company’s total net pension expense included in consolidated earnings amounted to $1.7 and $4.4 respectively. For the 16 and 40-week periods ended February 1, 2004, the net expense amounted to $0.7 and $1.7 respectively. The Company’s pension plans are described in Note 20 of the 2004 Annual Report.

7. SEGMENTED INFORMATION

The Company essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac’s, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel. The Company operates convenience stores in Canada and in the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

Information on the principal revenue classes as well as geographic information is as follows:

	16-week period ended January 30, 2005			16-week period ended February 1, 2004

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	453.1	912.6	1,365.7	435.4	498.5	933.9
Motor fuel	250.0	1,307.0	1,557.0	201.3	629.8	831.1

	703.1	2,219.6	2,922.7	636.7	1,128.3	1,765.0

Gross Profit
Merchandise and services	149.4	294.5	443.9	138.4	160.3	298.7
Motor fuel	18.0	109.2	127.2	18.9	43.2	62.1

	167.4	403.7	571.1	157.3	203.5	360.8

Fixed assets and goodwill (a)	501.5	709.7	1,211.2	476.3	1,002.9	1,479.2

	40-week period ended January 30, 2005			40-week period ended February 1, 2004

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	1,232.2	2,530.5	3,762.7	1,180.7	814.7	1,995.4
Motor fuel	651.2	3,393.0	4,044.2	512.5	1,075.5	1,588.0

	1,883.4	5,923.5	7,806.9	1,693.2	1,890.2	3,583.4

Gross Profit
Merchandise and services	411.7	824.6	1,236.3	381.8	265.5	647.3
Motor fuel	50.7	264.6	315.3	49.1	76.8	125.9

	462.4	1,089.2	1,551.6	430.9	342.3	773.2

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

8. HURRICANES-FLORIDA

During the second quarter, certain areas of the Company’s business in Florida experienced damages and losses resulting from four hurricanes. Based on updated information, losses, including damages relating to fixed assets and inventory spoilage, are estimated to result in net claims in the amount of US$19.8 in the aggregate. It is estimated that the book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes will amount to approximately US$2.3.

The Company expects to spend approximately US$18.5 to restore buildings and equipment, including approximately US$8.7 to restore buildings on leased properties. Expenditures related to properties and equipment owned by the Company amounting to approximately US$9.8 will be recorded in fixed assets. Based on available information, the Company expects to record a gain representing the difference between the insurance settlements and the carrying value of the owned and leased assets.

The Company estimates that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$1.3 for the third quarter and it estimates that there will be a pre-tax negative impact of US$0.7 on our fourth quarter results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

9. SUBSEQUENT EVENTS

Georgia Acquisition

On February 3, 2005, the Company signed an agreement to purchase 19 sites operating under the Pump N Shop banner in the Augusta, Georgia area from QVS Inc. and Brosious & Holt Properties LLC. The purchase price amount will be finalized on closing.

Share Split

On March 8, 2005, the Board of Directors approved a resolution concerning the two-for-one split of all the Company’s issued and outstanding Class “A” and “B” shares. This share split is subject to approval by regulatory authorities and is scheduled to become effective on or about March 16, 2005.

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.